UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

J.Jill, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46620W 102
(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Raphael M. Russo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON TowerBrook Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,339,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,339,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON TI IV JJill Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,339,887(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,339,887(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON TI IV JJ GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,339,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,339,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON TowerBrook Investors IV (Onshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,339,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,339,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON TowerBrook Investors GP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,339,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,339,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON Neal Moszkowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,339,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,339,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON Jonathan Bilzin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,339,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,339,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 9 of 13

1	NAME OF REPORTING PERSON Karim Saddi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,339,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,339,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 4,021,444 shares of Common Stock (as defined below) and 3,318,443 shares of Common Stock issuable upon exercise of warrants.
(2)	The percentage reported in this Statement is based upon (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 10 of 13

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D originally filed on October 13, 2020 and amended by Amendment No. 1 filed on June 3, 2024, relating to the Common Stock, par value $0.01 per share (the “Common Stock”) of J.Jill, Inc. (collectively, the “Statement”), and the Reporting Persons described below.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On June 14, 2024, TI IV JJill Holdings, LP (“TI IV”) sold 1,300,000 shares of Common Stock at a public offering price of $31.00 per share (the “Offering”), pursuant to that certain Underwriting Agreement by and among the Issuer, TI IV and Jefferies LLC, William Blair & Company, L.L.C. and TD Securities (USA) LLC, as representatives of the several underwriters named therein (the “Underwriting Agreement”).

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached as Exhibit 99.2, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby restated as follows:

The information contained on the cover pages of this Statement is incorporated by reference.

(a) In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date on the cover page to this Statement, an aggregate of 7,339,887 shares of Common Stock, including 4,021,444 shares of Common Stock and 3,318,443 shares of Common Stock that may be issued upon exercise of the Warrants. Percentage ownership is based on (i) 11,747,748 shares of Common Stock outstanding as of June 3, 2024 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended May 4, 2024 filed with the SEC on June 7, 2024 and (ii) an additional 1,000,000 shares of Common Stock issued by the Issuer on, as reported in the Current Report on Form 8-K filed with the SEC on June 14, 2024 and (iii) 3,318,443 shares of Common Stock that are issuable upon exercise of warrants held by the Reporting Persons. Shares beneficially owned and percentage ownership also give effect to a 1-for-5 reverse stock split that became effective November 9, 2020 and anti-dilution adjustments to the number of shares that may be issued up exercise of the Warrants in accordance with the terms of the Warrants.

(b) Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the shares of Common Stock reported herein.

(c) Other than the Offering, none of the Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Statement.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 11 of 13

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Lock-up Agreement

In connection with the Offering, TI IV entered into a customary “lock-up” agreement with the underwriters, dated June 11, 2024 (the “Lock-up Agreement”), pursuant to which TI IV generally agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 60 days after the date of the Underwriting Agreement, without prior consent from the representatives.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, attached as Exhibit A to the Underwriting Agreement, which is attached as Exhibit 99.2, and is incorporated by reference herein.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 12 of 13

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Underwriting Agreement, dated as of June 12, 2024 (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed on June 14, 2024 (File No. 001-38026)).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2024

TOWERBROOK INVESTORS, LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski Title: Director

TI IV JJIL HOLDINGS, LP

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TI IV JJ GP, LLC

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TOWERBROOK INVESTORS IV (ONSHORE), L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

TOWERBROOK INVESTORS GP IV, L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

Neal Moszkowski

By:	/s/ Neal Moszkowski

Jonathan Bilzin

By:	/s/ Jonathan Bilzin

Karim Saddi

By:	/s/ Karim Saddi